TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

October 15, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C.  20549
Attn:  Ernest Greene

RE:	Wuhan General Group (China), Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Forms 10-Q for the Fiscal Periods Ended March 31, 2010 and
June 30, 2010
File No. 1-34125

Dear Mr. Greene:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated August 30, 2010 (the “Comment Letter”) with respect to the above-referenced Form 10-K and Forms 10-Q filed by Wuhan General Group (China), Inc. (the “Company”).  We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company, and to the extent applicable, its operating subsidiaries Wuhan Blower Co., Ltd. (“Wuhan Blower”), Wuhan Generating Equipment Co., Ltd. (“Wuhan Generating”) and Wuhan Sungreen Environment Protection Equipment Co., Ltd. (“Wuhan Sungreen”).

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

ATLANTA    CHICAGO    HONG KONG    LONDON    NEW YORK    NEWARK    NORFOLK   ORANGE COUNTY   PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

October 15, 2010

In response to the applicable comments below, the Company plans to file an amendment to its Form 10-K for the year ended December 31, 2009 (the “10-K/A”) and an amendment to its Form 10-Q for the quarter ended March 31, 2010.  Where a comment requests additional disclosures or other revisions to be made to any other future filings, we will make such disclosures and revisions as applicable.

Financial Statements

Statements of Cash Flows, page F-8

10.  Construction in Progress, page F-22

2.
We have read your responses to comments three and four from our letter dated July 8, 2010.  It is still not clear how you have determined that your non-cash purchase of Sukong assets in the amount of $20.1 million represents an adjustment to reconcile net income to net cash used in operating activities.  Please address the following:

•
You indicated that you entered into multiple party agreements with third party vendors and Hubei Gongchuang Real Estate Co., Ltd for certain production materials and supplies.  Please confirm that none of these entities were related parties.  Please provide a detail of the prepayments and accruals made as a result of your agreements with these vendors.  Please disclose how you accounted for each transaction and the impact on your financial statements.  Please provide us with the actual accounting entries made including the dollar amounts and accounts affected.  Please include the impact related to all parties involved;

•
You indicate that Hubei Gongchuang assisted you in purchasing Sukong assets.  In exchange, the outstanding receivables and payables with vendors were used as payments for the Sukong assets.  Please provide a detail of the outstanding receivables and payables as of the date of the purchase of the Sukong assets.  Please help us understand why the vendors would agree to this transaction;

•
Please provide a detail of the Sukong assets purchased, which includes the nature of each of the assets acquired and the corresponding amount.  Please also tell us how you determined the value of the Sukong assets acquired;

•
Please tell us whether the purchase of the Sukong assets for the outstanding receivables and payables from vendors resulted in a gain or loss on the transaction and how you made this determination; and

Please provide us with a comprehensive response that shows how you determined that your accounting for the $20.1 million non-cash transaction is appropriate.  Your response should be clear in showing how you arrived at the $20.1 million non-cash purchase amount.  Refer to FASB ASC 230-10-45-17 and 28.

October 15, 2010

Wuhan Blower agreed to purchase certain assets (the “Sukong assets”) for RMB 168 million pursuant to an Asset Purchase Agreement entered into with Hubei Gongchuang Real Estate Co., Ltd. (“Hubei Gongchuang”) on December 25, 2008.  In connection with the acquisition of the Sukong assets and at the request of Hubei Gongchuang, the Company entered into multiple party agreements with third party vendors and Hubei Gongchuang for certain production materials and supplies to offset payment of the consideration amount for the Sukong assets.  None of the third party vendors or Hubei Gongchuang is related to the Company.  However, these vendors and Hubei Gongchuang conduct business with the Company and each carry an account balance with the Company.  The Company accounted for these multi-party transactions by debiting Hubei Gongchuang’s account payable and offsetting by crediting the other parties’ accounts receivable.  A copy of the actual accounting entries made, accounts affected and detail of the outstanding receivables and payables as of December 25, 2008 is attached as Exhibit A.  Such multi-party agreements are common in China and preferable because minimal cash is needed to transact business.

The Company’s determination of the value of the Sukong assets was based on a valuation report provided by an independent, third party appraisal firm.  The Company’s determination of the $20.1 million purchase amount is based on the valuation provided by the appraisal firm.  An overview of the Sukong assets purchased and the independent third party appraiser’s valuation of the assets is provided in Exhibit B.  The purchase of the Sukong assets in exchange for the outstanding receivables and payables of unrelated third parties did not result in a gain or loss for the Company, since the Sukong assets were valued at fair market value.

The business purpose of acquiring the Sukong assets was to create the Company’s newest business segment, which produces and supplies blower parts and machinery equipment to Wuhan Blower, Wuhan generating and third party customers.  This business segment is operated by the Company’s subsidiary, Wuhan Sungreen.  The Company believes that this new business segment provides vertical integration and diversification of the types of products offered by the Company.  By providing component parts and machinery equipment, Wuhan Sungreen generates additional revenue for the Company and reduces the Company’s expenses by eliminating the need to purchase blower component parts from unrelated, third parties.

Form 10-Q for the Fiscal Period Ended June 30, 2010

Statements of Cash Flows, page 7

3.
Please tell us how you determined that the reclassification of assets related to Huangli Project from construction in progress to inventory of $1.7 million represents an adjustment to reconcile net income to net cash provided by cash activities.  Please provide additional detail if this transaction is not part of the transaction involving the Sukong assets.  Your response should be comprehensive including the detail of the transaction that resulted in the impact to the statement of cash flows.

October 15, 2010

The Company entered into a contract with Jiangsu Huangli Paper Industry Co., Ltd. in July 2007 to build a thermal electric power plant with four boiler furnaces and two turbine generator groups in Jiangyin, Jiangsu (the “Huangli Project”).  The Sukong assets relate to an Asset Purchase Agreement between Wuhan Blower and Hubei Gongchuang Real Estate Co., Ltd., which was entered into on December 25, 2008.  The Huangli Project is not related to the transaction involving the Sukong assets.

In connection with the Huangli Project, the Company purchased raw materials and certain assets using cash.  Due to the size of the Huangli Project, the Company separately tracked the Huangli Project in its general ledger.  However, the general ledger account number that was selected for the Huangli Project was in the range of account numbers already used by the Company for capital expenditures, including Construction in Progress.  Consequently, certain amounts used for the Huangli Project were inadvertently identified on the Company’s balance sheet as Construction in Progress.  This resulted in any cash flows used to purchase raw materials and other assets for the Huangli Project to be misclassified as investing activities.  The assets used for the Huangli Project are inventory in nature because the Company used these assets to construct the power plant for Jiangsu Huangli Paper Industry Co., Ltd.  Accordingly, an increase in inventory is a use of cash, which has been reflected as a reconciling item to explain the difference in inventory amounts.  The reclassification was necessary to meet the requirements of SFAS 95.  The amount was previously carried as a use of cash under investing activities due to the duplicate use of identical general ledger account numbers.  However, the amount should have been carried under operating activities because it related to materials used in connection with the Huangli Project.

Summary of Significant Accounting Policies

aa) Recent Accounting Pronouncements, page 14

4.
You indicate that Statement 167(FASB ASC 810 Consolidation) shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009.  You disclose that you are still evaluating the impact of this pronouncement.  Please tell us and disclose the results of actually adopting FASB ASC 810 Consolidation since it was effective for your first interim period beginning January 1, 2010.

SFAS 167 (ASC 810) has been adopted by the Company as of January 1, 2010.  There is no impact to the Company’s financial statements as a result of the adoption of this pronouncement.  The Company did not have residual rights or obligations for any entities that would require such entity to be recognized as a variable interest entity, whereby the Company would be required to consolidate such entity for financial reporting purposes.  The Company will disclose this in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010.

October 15, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 38

General

5.
We have read your response to comment seven from our letter dated July 8, 2010.  You indicate that you plan to reclassify all long-term debt related to the Standard Chartered loan to short-term in your Form 10-K/A.  Please confirm whether you plan to treat this change as a correction of error.  Please also tell us whether you plan to reclassify the long-term debt related to the Standard Chartered loan as short-term as well as of March 31, 2010.  If not, please provide us with your materiality analysis pursuant to SAB Topic 1:M and 1:N which supports your conclusion.

The Company plans to file an amendment to its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2010 and an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 to reclassify its debt with Standard Chartered Bank from long-term debt to short-term debt.  The Company continues to maintain its position that its long-term classification of the debt during the referenced periods was warranted because, at the time, the Company reasonably believed that it would be able to meet successfully the financial covenants under the loan on or before December 31, 2010.  This determination was based in part on the fact that the Company’s financial position had improved during the first fiscal quarter, and consequently, the Company reasonably believed it could satisfy the applicable financial covenants to warrant the long-term classification of the debt.  However, in light of the comment received from the SEC and because the Company subsequently repaid its debt with Standard Chartered Bank, the Company will amend the referenced 10-K and 10-Q to reflect the requested reclassification.  Due to the Company’s improved financial position, the Company was able to secure more favorable financing in the second fiscal quarter and has since used part of this amount to pay off its debt with Standard Chartered Bank.  Therefore, the Company has determined that this reclassification of debt should not be treated as a correction of error.

The Company plans to include disclosure in its 10-K/A in the form attached as Exhibit C.  The Company plans to include similar disclosure in its 10-Q/A for the fiscal quarter ended March 31, 2010.  In these amended filings, the Company will not reference events that occurred after the date of the initial filing of those forms, including the repayment of the loan from Standard Chartered Bank.

Critical Accounting Policies

Revenue Recognition, page 46

6.
You indicate that revenue from the sale of blower products, generating equipment and other general equipment is recognized at the time of the transfer of risks and rewards of ownership, which generally occurs when the good are delivered to customers and the title passes.  You believe that installation is not essential to the functionality of the equipment.  On page 39, you indicate that customers are required to pay 60% of the purchase price of a piece of equipment at the time of delivery.  In addition, your customers are generally required to pay an additional 30% of the purchase price when the equipment has been installed and has performed properly for 72 hours.  The remaining 10% is paid no later than 18 months following the installation.  Given that you record revenue when title passes and installation is not essential to the functionality of the equipment, please tell us why your customers generally are not required to pay 30% of the purchase price until the equipment has been installed and has performed for 72 hours as well as why they can wait up to 18 months after installation to pay the remaining 10% of the purchase price.  Please tell us and disclose your obligations to the customer if the equipment does not perform properly for 72 hours after installation.  Please indicate whether the customer still is required to pay 30% of the purchase price or whether they can return the equipment at this time.  Please tell us and disclose whether your standard customer contracts have acceptance clauses associated with the installation of the equipment.  Please revise your revenue recognition policy accordingly.

October 15, 2010

In connection with the SEC’s review of the Company’s Registration Statement on Form SB-2 in late 2007 and early 2008, the Company responded to SEC comments regarding its revenue recognition policy.  The Company’s revenue sources and revenue recognition policy have remained the same since that time.  For your reference, we have included the relevant excerpts from the Company’s previous correspondence with the SEC below.

The Company provided the following response to comment 6 from SEC Comment Letter dated December 7, 2007:

The Company believes that revenue should generally be recognized when the equipment is delivered to the customer.  The Company’s standard sales contracts do not include a right of return or replacement if the product is defective or fails to meet certain criteria.  The standard sales contracts only specify the timing of when payments are due.  In the event that a piece of equipment does not function properly upon installation, the Company’s employees who are responsible for installation will make corrective measures at the project site.

The Company’s products are custom-manufactured and complex in nature.  The Company has historically experienced little to no product “returns” or rejections.  In certain instances, the Company has been required to provide additional service at a project site to resolve equipment performance problems.  The Company accrues a warranty expense to account for these potential costs.

The Company provided the following response to comment 1 from the SEC Comment Letter dated January 10, 2008:

There are no customer acceptance clauses included in the Company’s standard sales contracts.  Furthermore, the Company’s standard sales contracts do not provide for or include (a) arrangements that purport to be for trial or evaluation purposes, (b) acceptance provisions that grant a right of return or exchange on the basis of subjective matter, (c) acceptance provisions based on seller-specified objective criteria or (d) acceptance provisions based on customer-specified objective criteria, as contemplated in SAB Topic 13:A.3.b.

October 15, 2010

In response to the Staff’s comment, the Company plans to amend Note 2(l) on page F-33 of the Registration Statement as follows:

Revenue Recognition

Revenue from the sale of blower products and generating equipment is recognized at the time of the transfer of risks and rewards of ownership, which generally occurs when the goods are delivered to customers and the title passes.  There are no customer acceptance clauses in the Company’s standard sales contracts.  Typically, installation begins between one to two weeks following delivery of the product.  The installation process typically takes four to eight weeks.

*  *  *  *  *

We appreciate the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Henry Rothman at (212) 704-6179.

Sincerely,

/s/ Paul Davis Fancher

Paul Davis Fancher

cc:	Philip Lo
Wuhan General Group (China), Inc.
Henry Rothman, Esq.
Troutman Sanders LLP
Juliet Sy, Esq.
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP
Patrick Wong
Samuel H. Wong & Co., LLP

Exhibit A

		DB RMB	CR RMB	DB USD	CR USD	6.8542
1	Land use right
	Buildings - Factory
	Buildings - New office building in construction
	Equipment	168,000,000		24,510,519
	Raw materials
	Buildings - power supply & sewage
	Buildings - Hubei Gongchuang - other account payable		168,000,000		24,510,519
		168,000,000	168,000,000	24,510,519	24,510,519
	Acquisition of “Sukong assets” in form of Land use right, Buildings, and Construction in progress which are owned by Hubei Gongchuang

2 B)	Hubei Gongchuang - other account payable	100,260,210		14,627,558
C)	- other account payable		20,000,000		2,917,919
D)	- other account receivable		3,000,000		437,688
E)	- other account receivable		13,700,000		1,998,774
F)	- other account receivable		8,918,620		1,301,191
G)	- other account receivable		2,000,000		291,792
H)	- other account receivable		457,250		66,711
I)	- other account receivable		52,184,340		7,613,484
		100,260,210	100,260,210	14,627,558	14,627,558
	Being the partial settlement for the acquisition of “Sukong assets” on Hubei Gongchuang - other account payable, through multi-parties offsetting balances of other accounts receivables

3 A)	Wuhan Sungreen Equipment - account payable	30,000,000		4,376,878
B)	- account receivable		10,000,000		1,458,959
C)	- account receivable		20,000,000		2,917,919
		30,000,000	30,000,000	4,376,878	4,376,878
	Being the off settlement of account payable, through multi-parties offsetting balances of accounts receivables

Exhibit B

Assets
1. Plot 4MA located in Wuhan Economy and Technology Development Zone;[1]
2. Warehouse and workshop located on the land;
3. Construction in process (office building) located on the land;
4. Manufacturing equipment and ancillary equipment; and
5. Inventory including raw materials, semi-finished and finished products.

Appraisal Method	1. Machinery Equipment – Cost Method (Replacement Price × Residue Ratio) 2. Facilities – Cost Method 3. Land – Adjustment Approach of Standard Land Price Index Method or Comparative Market Method
Appraisal Conclusion	As of December 20, 2008, the fair market value of the appraised assets was approximately RMB 111,626,000.[2]

1 The area of the land is 73,630.05 square meters and shall be used for industrial purposes. The land use right certificate number is Wu Kai Guo Yong (2008) No.23. The land use right will be valid until September 10, 2043.
2 This conclusion was reached without considering any transactional taxes and government fees incurred for the designated assets.

Exhibit C

Liabilities
Current Liabilities
Bank Loans & Notes	12	46,758,253	35,171,690
Accounts Payable		8,049,057	8,420,678
Taxes Payable		3,169,948	1,109,548
Other Payable	13	4,228,042	7,708,323
Dividend Payable		727,129	193,804
Accrued Liabilities	14	3,524,388	2,805,558
Customer Deposits		4,696,719	4,614,370
Total Current Liabilities		71,153,536	60,023,971

Long Term Liabilities
Bank Loans and Notes	12	-	1,458,959
Total Liabilities		71,153,536	61,482,930

8. BANK LOANS AND NOTES

The following table provides the name of the lender, due date, interest rate, and amounts outstanding at December 31, 2009 and 2008 for the Company’s bank loans and notes payable.

				Interest	At	At
				Rate Per	December 31,	December 31,
Subsidiary	Type	Name of Creditor	Due Date	Annum	2009	2008
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/20/2009	8.96%	$ -	$ 729,479
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/22/2009	8.96%	-	729,479
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/25/2009	8.96%	-	729,480
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/27/2009	8.96%	-	729,480
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	5/29/2009	8.96%	-	729,480
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	6/4/2009	8.96%	-	729,480
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	6/23/2009	8.96%	-	583,584
Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	8/26/2009	8.96%	-	1,167,168

Wuhan Blower	Bank Loans	Shanghai Pudong Development Bank	8/24/2009	8.96%	-	1,167,168
Wuhan Blower	Bank Loans	China Citic Bank	4/19/2010	5.31%	3,656,467	-
Wuhan Blower	Bank Loans	Bank of China Ltd.	3/2/2010	5.40%	804,423	-
Wuhan Blower	Bank Loans	Guangdong Development Bank	6/15/2010	6.37%	1,608,846	-
Wuhan Blower	Bank Loans	Agricultural Bank of China	8/6/2010	5.84%	7,312,935	-
Wuhan Blower	Bank Loans	Hankou Bank	7/5/2010	4.425%	833,675	-
Wuhan Blower	Bank Loans	Standard Chartered Bank	12/16/2013	9.40%	7,094,145	-
subtotal	21,310,491	7,294,798

Wuhan Blower	Notes Payable	China Minsheng Banking Corp., Ltd.	1/22/2009	-	1,458,959
Wuhan Blower	Notes Payable	Citic Industrial Bank	3/27/2009	-	3,647,399
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	2/28/2009	-	1,313,064
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	3/2/2009	-	1,750,751
Wuhan Blower	Notes Payable	Industrial Bank Co., Ltd.	2/28/2009	-	1,313,064
Wuhan Blower	Notes Payable	Shanghai Pudong Development Bank	2/10/2009	-	579,761
Wuhan Blower	Notes Payable	Shanghai Pudong Development Bank	2/18/2009	-	744,069
Wuhan Blower	Notes Payable	Standard Chartered Bank	4/21/2010	1,828,234	-
Wuhan Blower	Notes Payable	Standard Chartered Bank	3/3/2010	417,047
Wuhan Blower	Notes Payable	Standard Chartered Bank	3/18/2010	1,462,587
Wuhan Blower	Notes Payable	Standard Chartered Bank	2/11/2010	731,294
Wuhan Blower	Notes Payable	Bank of Communications	1/24/2010	892,178	-

subtotal	5,331,340	10,807,067

Wuhan Generating	Bank Loans	Citic Industrial Bank	3/2/2009	8.22%	-	2,917,919
Wuhan Generating	Bank Loans	Shanghai Pudong Development Bank	1/7/2009	7.47%	-	1,458,959
Wuhan Generating	Bank Loans	Hankou Bank	10/13/2010	5.31%	1,462,587	-
Wuhan Generating	Bank Loans	Bank of Communications	12/23/2010	5.67%	1,462,587	-
Wuhan Generating	Bank Loans	Bank of Communications **	12/23/2010	5.67%	1,462,587	1,458,959
Wuhan Generating	Bank Loans	Standard Chartered Bank	12/17/2012	9.40%	2,925,714	-

subtotal	7,313,475	5,835,837

Wuhan Sungreen	Notes Payable	Various vendors and individuals	On Demand	93,066	-

Wuhan Generating	Notes Payable	Bank of Communications	6/26/2009	-	2,480,233
Wuhan Generating	Notes Payable	Bank of Communications	1/15/2009	-	1,458,958
Wuhan Generating	Notes Payable	Bank of Communications	1/16/2009	-	4,376,878
Wuhan Generating	Notes Payable	Bank of Communications	6/24/2009	-	4,376,878
Wuhan Generating	Notes Payable	Bank of Communications	1/6/2010	1,462,587	-
Wuhan Generating	Notes Payable	Bank of Communications	1/12/2010	1,462,587	-
Wuhan Generating	Notes Payable	Bank of Communications	1/17/2010	1,462,587	-
Wuhan Generating	Notes Payable	Bank of Communications	1/22/2010	1,462,587	-
Wuhan Generating	Notes Payable	Hankou Bank	4/13/2010	1,462,587	-
Wuhan Generating	Notes Payable	Hankou Bank	4/21/2010	530,188	-
Wuhan Generating	Notes Payable	Hankou Bank	4/26/2010	917,773	-
Wuhan Generating	Notes Payable	Bank of Communications	4/8/2010	3,948,985	-

subtotal	12,709,881	12,692,947

total	$46,758,253	$36,630,649

** In 2008, loan was classified as long-term loan.

Banking facilities extended by the CITIC Industrial Bank, Bank of Communication, Guangdong Development Bank and Agricultural Bank of China were secured by the Company’s mortgage of real property.

The Bank of China Loan is collateralized by the technical license with Mitsubishi.

Certain notes payable, as indicated above, do not have a stated rate of interest.  These notes are payable on demand to the Company’s creditors.  The creditors have given extended credit terms secured by pledge of the Company’s restricted cash.

In 2009, Standard Chartered Bank granted the Company credit facilities in the amount of $50,181,361.  The Company may borrow at a fixed rate set by the bank. The credit facilities are secured by the Company’s mortgage of real property, property, plant and equipment, land use rights, assignment of accounts receivable, and trademarks.

Credit Facilities from Standard Chartered Bank at December 31, 2009:

	Used	Unused	Total Facility
Tranche A	$10,019,319	$20,929,022	$30,948,341
Tranche B	-	13,382,671	13,382,671
Notes Payable	4,439,162	1,411,186	5,850,348
Total	$14,458,481	$35,722,880	$50,181,361

Subsequent to December 31, 2009, Standard Chartered Bank disbursed funds under its loan agreement to the Company’s subsidiaries as detailed in the table below:

Additional Amount Disbursed under Tranche A

Borrowing Subsidiary	Disbursement Date	USD Amount
Wuhan Blower	1/29/2010	$ 4,255,530
Wuhan Blower	1/29/2010	7,312,935
Wuhan Generating	1/29/2010	1,462,587
		$ 13,031,052

As of January 29, 2010, the Company’s outstanding principal and repayment schedule under its loan agreement with Standard Chartered Bank are detailed below:

Principal Due	Blower	Generating	Sungreen	Total
2010	$ 23,101,772	$ 4,387,761	$ -	$ 27,489,533

The Company’s loan agreement with Standard Chartered Bank contains covenants, which include, among others: limitation on the incurrence of additional indebtedness; limitation on guarantees, liens, investments, sale of assets, mergers, change of control and capital expenditures; and maintenance of specified financial ratios.  The Company filed a copy of this loan agreement with the U.S. Securities and Exchange Commission on November 17, 2009.

The Company was in compliance with all loan covenants as of December 31, 2009, except that the Company did not comply with the days accounts receivable ratio covenant in its loan agreement with Standard Chartered.  This ratio is calculated by dividing the Company’s 2009 revenue by 360 and then dividing that number into accounts receivable.  At December 31, 2009, the Company’s days account receivable ratio was 209, which was above the maximum of 180 provided in the Standard Chartered loan agreement.  The Company has requested a waiver from Standard Chartered for this noncompliance.  Based on the Company's conversations with Standard Chartered, the Company does not believe that Standard Chartered will take any adverse action against the Company for noncompliance with this financial covenant; however, from the point of conservatism, the Company has decided to classify all of the loans and notes provided by Standard Chartered as short term in nature.